SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Prudential plc


2. Name of director
Michael Garrett


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director named above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Michael Garrett - shares held in UBS AG


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A


6. Please state the nature of the transaction. For PEP/ISA transactions please indicate whether general/single co PEP and if discretionary/non discretionary Take up of shares under the Prudential plc Rights Issue


7. Number of shares / amount of stock acquired
1,666 ordinary shares


8. Percentage of issued class
Less than 0.00007%


9. Number of shares/amount of stock disposed
N/A


10. Percentage of issued class
N/A


11. Class of security
Prudential ordinary shares of 5p each


12. Price per share
308p


13. Date of transaction
11 November 2004


14. Date company informed
27 May 2005


15. Total holding following this notification
13,504 ordinary shares


16. Total percentage holding of issued class following this notification Less than 0.0006%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A


18. Period during which or date on which exercisable
N/A


19. Total amount paid (if any) for grant of the option
N/A


20. Description of shares or debentures involved: class, number
N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A


22. Total number of shares or debentures over which options held following this notification
N/A


23. Any additional information
N/A


24. Name of contact and telephone number for queries
Chris Barton, 020 7548 3423


25. Name and signature of authorised company official responsible for making this notification
Vanessa Jones, Deputy Group Secretary, 020 7548 3805


Date of Notification
31 May 2005

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Vanessa Jones

                                              Vanessa Jones
                                              Deputy Group Secretary